

DIVISION OF
INVESTMENT MANAGEMENT

December 10, 2010

Ms. Carla Homer, Treasurer
Capstone Church Bond Fund
5847 San Felipe, Ste 4100
Houston, TX 77057

Re: Capstone Church Bond Fund (the "Registrant")
     File Numbers: 811-21662 and 333-153482

Dear Ms. Homer:

We have reviewed the Notification of Late Filing on Form 12b-25 filed on December 9, 2010 on behalf of the Registrant related to the Form N-CSR for the fiscal period ended September 30, 2010 ("Form 1") and the Notification of Late Filing on Form 12b-25 filed on November 29, 2010 on behalf of the Registrant related to the Form N-SAR for the fiscal period ended September 30, 2010 ("Form 2").

Based on our review, we have the following comments:

Your response to Part III of Form 1 states that "[t]he auditors have not completed testing and therefore have not yet signed off on the report". We have evaluated this response and have found your reasons for the extension of time, or lack thereof, to be insufficient.

Your response to Part III of Form 2 states "[t]he auditors needed more time to finish testing and hence were not able to produce an internal control letter". We have evaluated this response and have found your reasons for the extension of time, or lack thereof, to be insufficient.

According to Part III of Forms 1 and 2, the reason for the Registrant's delay in filing is due to the inability of a person, other than the Registrant, to furnish any required opinion, report or certification. In accordance with Rule 12b-25(c) under the Securities Exchange Act of 1934, the Registrant is required to attach as an exhibit a statement signed by the independent accountant stating the specific reasons why such person is unable to furnish the required opinion, report or certification on or before the date such report must be filed. The Registrant did not attach this exhibit to either filing. We note that the Registrant must still file the required exhibits. However, based upon the reason(s) stated above, we do not consider the Registrant's Form N-CSR or N-SAR to have been filed timely.

In addition, as Form 1 leads us to believe that the independent accountant's report has not yet been issued, it appears that the Registrant also failed to mail the annual report to stockholders within the time required by Rule 30e-1 under the Investment Company Act of 1940. Rule 30e-1 requires that "each report shall be transmitted within 60 days after the close of the period for which such report is being made".

We expect you to discuss these matters, including our letter, with the Registrant's Board of Directors and its Chief Compliance Officer ("CCO"). The Registrant's CCO should provide a written response as to why these events occurred, how these errors will be corrected, and how these internal control failures will be addressed going forward. The CCO should further advise us as to whether the annual report was mailed on time.

Please respond to each of the points raised in this letter and file your response as EDGAR correspondence with the revised Form 12b-25 filings. You may contact me at (202) 551-6966, if you have any questions.

Sincerely,



Kevin C. Rupert
Accountant